July 3, 2024

Jon Bencich
Chief Executive Officer
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

       Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-3
           Filed June 28, 2024
           File No. 333-280585
Dear Jon Bencich:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Arielle Trapp